SEC 1745	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Mpower Communications Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62473J106

(CUSIP Number)

June 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Melissa Gerhard

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 3,250,000
6. Shared Voting Power 0
7. Sole Dispositive Power 3,250,000
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.5%

12. Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Mpower Communications Corp.

(b) Address of Issuer's Principal Executive Offices

175 Sully's Trail, Suite 300, Pittsford, NY 14534

Item 2.

(a) The name of the person filing this statement is:

Melissa Gerhard (the "Filer")

(b) The principal business office of the Filer is located at:

210 Lagunitas Road, Ross, CA 94957

(c) For citizenship of Filer, see Item 4 of the cover sheet for Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 62473J106

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2001
/s/ Bonnie George Bonnie George, Attorney-in-Fact Print Individual Name

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Lang H. Gerhard and Bonnie George, signing singly, the undersigned's true and lawful attorney-in-fact, to execute for and on behalf of the undersigned Schedules 13D and 13G and Forms 3, 4 and 5, and any and all amendments thereto, in accordance with sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "1934 Act").

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform every act necessary and proper to be done in the exercise of the foregoing power, as fully for all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys in fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 and 16 of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D, Schedule 13G, or Form 3, 4 or 5 with respect to the undersigned's holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

DATED: June 1, 2001

/s/ Melissa Gerhard

Melissa Gerhard